UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402

DIVISION OF
CORPORATION FINANCE

April 9, 2002

Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

Re: Mattel, Inc.
Reconsideration request dated April 3, 2002

Dear Ms. Hessler-Grissel:

This is in response to your letter dated April 3, 2002 concerning the shareholder proposal you submitted to Mattel. On April 1, 2002, we issued our response expressing our informal view that Mattel could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Juriste
23 rue Oudinot
75007 Paris
France

April 3, 2002

Sent via express mail

Harvey L. Pitt, Chairman of the Securities and Exchange Commission
And the Members of the Commission

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Appeal of Grant by Division of Corporation Finance of No-Action Letter with respect to a Shareholder Proposal submitted to Mattel, Inc.

Dear Mr Chairman and Commissioners,

Without even acknowledging my request of March 12 and my letter of March 25, 2002, regarding the fact that Mattel, Inc. failed to meet the requirements of Rule 14a-8(j)(1), the Staff, by Letter of April 1, 2002, granted Mattel, Inc. no-action request, agreeing with the Company's position that Rule 14-8(i)(j) applied to my Proposal.

I hereby appeal to the Commission the Staff omission of decision on the enforcement of Rule 14a-8(j)(1), the Staff determination that my Proposal is excludable by virtue of Rule 14a-8(i)(j) and the consequent decision to grant a no-action letter to Mattel, Inc.

I. Enforcement of the SEC rules

The first question is if Mattel's no-action Letter of January 17 is formally receivable by the Securities and Exchange Commssion in view of the fact that Mattel, Inc. has, by its own admission, failed to send me a required notice of its no-action Letter and has made misleading representations (deceiving me by sending its response of March 7, 2002, to my Proposal, for inclusion in the proxy statement for the annual meeting, without any indication or mention that the Proposal had been challenged in a no-action letter) to prevent rebuttal of its protest letter. Failing here, as Mattel, Inc. admits it has done, is failing to meet Rule 14a-8(j)(1) which states unequivocally that "the company must simultaneously provide you [the shareholder proponent] with a copy of its submission" and is one of the procedural rules that the Securities and Exchange Commission has established in order to *aid shareholders.*

The rule that was ignored by Mattel, Inc. has two purposes: give the proponent enough time to rebut a challenge by a company, and allow the Securities and Exchange Commission a balanced review in cases of disputed proposals. Here none of the purposes can be achieved due to the failing of Mattel, Inc. Whereas Mattel, Inc had over a month to write its no-action Letter, I hardly have any time for my answer. Furthermore, the Staff gave its response on April 1, 2002, for an Annual Meeting scheduled for May 23, thus leaving only a few days for an appeal and a ruling by the Commission itself prior to the mailing of the materials for the Annual Meeting.

At the occasion of my first proposal in 1999, I noticed that Mattel, Inc. and the Securities and Exchange Commission insisted on the strictest interpretation of the SEC rules (a minimum of 2000 dollars in market value). I had had 50 shares for over 12 months but during the 60 days prior to the date of the submission, argued Mattel's lawyer, the closing price of the stock never reached the $40 required for fulfilment of Rule 14a-8(b)(1). The highest closing price being $39 5/8, I would have failed by $18,75. The Securities and Exchange Commission then required a chart showing the high and low prices during the 60 days. It turned out that the highest price was $40 1//2. By $25, I met the requirement. No doubt that had I failed, even by the slightest margin, my proposal would have been dismissed without further argumentation.

Considering the strict interpretation of 1999, I am wondering what would have happened to my 2002 Proposal, which was sent on time by express mail from Paris, France, but was returned to me unopened by Mattel, Inc. had I not sent a cautionary fax on the day of the deadline. I strongly suspect that my Proposal would have been considered by Mattel, Inc. as failing the deadline requirement and dismissed by them as such.

The no-action Letter of January 17, 2002 must be considered as fatally flawed because the deficiency cannot be remedied. The fact that Mattel, Inc. did acknowledge to have failed to comply with Rule 14a-8(j)(1) and did apologize for its failing is no remedy.

Strict enforcement of the SEC procedural rules is the only way to avoid uncertainty – this all the more when the rules leave no room for interpretation. Individual shareholders, whose means are incomparably smaller than those of the companies they own, must be able to rely on these procedures even more than the companies themselves.

II. The Proposal raises a significant social issue and a major strategic issue

The Proposal requests the Board of Directors to formulate and adopt the policy of paying to Mattel's workers, and requesting Mattel's subcontractors to pay their workers, an income substantially above today's wages, i.e. truly providing for the workers' and their dependents' food, clothing, housing, education, health care, basic transportation and adequate discretionary money.

Mattel's no-action Letter, even if it had been properly submitted, would be witout merit in substance because the Proposal raises both a significant social issue and a major strategic issue.

These two major points would have been substantially developed and argumented upon in a regular rebuttal to the no-action Letter of January 17, 2002, had Mattel, Inc. complied with the requirements of Rule 14a-8 (j)(1).

a) A significant social issue.

As the main argument Mattel, Inc. cites the Securities and Exchange Commission Release accompanying the amendments to Rule 14a-8 of May 1998, for the point that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting". It also refers to various decisions by the Staff.

The question of the "significant social issue" is raised in the same Release. It states that "focusing on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote".

Adopting a policy that would imply a substantial increase of wages for workers is of the utmost significance to Mattel, Inc. because it would be at the heart of the Company's social policy. To adopt a worldwide policy of this kind would be, as far as we know, a first for a manufacturing company.

It cannot be compared to the Xerox no-action letter (March 31, 2000) cited by the January 17 Letter, as the most "noteworthy". In effect, the proposal submitted to Xerox only asked for a compensation policy that would provide a compensation, as well as benefits, equal or better than the compensation paid by other companies in the market place in which Xerox operates. The request was quite limited in purpose, even if it related to the compensation of all employees.

By contrast, the present Proposal requests a bold, unprecedented policy decision. The compensation asked for in the Proposal should not only be above the minimum wage -which is often deliberately set very low by developing countries in order to attract investors- and above the wages paid by other companies in the market place, it should provide for the workers' and their dependents' food, clothing, housing, education, health care, basic transportation and adequate discretionary money, an amount which is far from what is now the case.

The Proposal reflects an understanding of the difference between "ordinary business" and a shareholder issue. The Proposal does not seek shareholder decision making to interfere with day-to-day business. It does not attempt to address the implementation of the policy or day-to-day aspects of compensation policy because deciding upon the exact salary in every country, the necessity to adjust the salaries now and then, the creation of merit scales, etc. are ordinary business matters that would be impracticable for shareholders to resolve at an annual meeting. For that matter, compensation policy generally would be unaffected.

Mattel, Inc. argues that the issue of the Proposal deals with ordinary business, simply because implementing the Proposal would *have an effect* on general compensation. However, we know that since the reversal of Cracker Barrel, the Securities and Exchange Commission has taken the view that case-by-case review is warranted, because it is not every matter effecting general compensation that must automatically be classed as "ordinary business" and therefore outside the realm of shareholder concern. A case in point is International Business Machines

Corporation (February 16, 2000), where the Staff opined that a proposal concerning the compensation of the general force was not excludable because the conversion from traditional defined-benefit pension plans to cash-balance plans cannot be considered matters relating to a registrant's ordinary business operations.

b) a major strategic issue

The Proposal raises a major strategic issue, namely the weak and stagnating level of international sales as a percentage of total sales, a situation which endangers Mattel's future growth and share value.

The Proposal, inspired by the success of Henry Ford using the same model in the United States, is to enact a worldwide policy calling for higher compensation of low paid workers. This unique move by Mattel would have an immediate effect in terms of marketing and sales, notably in Europe, and a longer term effect by opening new markets abroad.

While a number of companies including Mattel are making some progress in terms of social responsibility by defining and auditing their manufacturing principles, social responsibility concerns remain one of the key factors driving consumer behavior. These concerns are of course very important in the United States, but they play an even larger role in a number of other countries, notably in Europe. The emphasis is now shifting from elementary working conditions to the overall well-being of workers. Increasingly powerful voices in the public as manifested in the media object to the fact that companies pay indecently low salaries in their countries of manufacturing. In the case of Mattel, a manufacturer of highly visible goods, used by children, more and more customers refuse to buy our products knowing the fact that our company pays salaries - though admittedly legal - that are too low for workers to live outside of dormitories that offer no privacy (in South-East Asia) or to live in "houses" without running water (in Tijuana, Mexico).

Some shareholders and significant members of the investment community are rightly concerned that renewed public debate on these new areas of social responsibility will therefore impact our sales, especially the international ones, and in general affect our Company image. With the proposed worldwide policy, Mattel would take the lead in social responsibility and derive major, immediate and long lasting, benefits from this position.

The longer term impact of the proposal would come from the exemplary character of Mattel's move. Mattel's decision would generate a strong public pressure on other large global manufacturers, which would feel compelled to adopt a similar wage policy. The resulting boost in economic growth would open up new markets, notably for toys.

The Proposal combines the social and the strategic issues, in that a major decision in the social field would represent one of the strategic moves required to substantially increase the international sales of Mattel, both in the absolute and as a percentage of total sales.

While this measure would be affordable as labor represents a small part of the overall cost of toys, it is clearly outside of the normal field of general compensation. It is up to the shareholders to decide on the fundamentals of the company's positioning. In this particular case, the issue of international sales is fundamental to Mattel's future, and the measure proposed has nothing to do with the day to day operations of the company.

III. Conclusions

Therefore I respectfully request the Commission to declare Mattel, Inc's no-action Letter of January 17, 2002 fatally flawed because it failed to comply with Rule 14a-8(j)(1).

Subsidiarily, should the Commission decide not to enforce Rule 14a-8(j)(1), I request the Commission to review the no-action letter given to Mattel, Inc. on April 1, 2002 and, as a result of that review, to determine that Rule 14a-8(i)(7) is inapplicable to my Proposal.

Copy of this letter is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Appendices

1. Shareholder Proposal of December 10 2001
2. Overnight mail letter of March 7, 2002 accompanying Mattel opposition statement for inclusion in the proxy statement
3. my request of March 12, 2002
4. e-mail of March 12, 2002 from Mattel's Senior Counsel regarding the fax of the no-action Letter of January 17, 2002 (objet: "fax transmission failure")
5. e-mail of March 16, 2002 from Mattel's Senior Counsel regarding the hard copy of the January 17, 2002 no-action Letter (objet: "no evidence of courrier package found")
6. my letter of March 25, 2002
7. Response of the Office of Chief Counsel, Division of Corporation Finance, of April 1, 2002

Juriste
23 rue Oudinot
75007 Paris
France

SHAREHOLDER PROPOSAL

Whereas the Shareholders,

- alarmed by the shrinking share of international sales in Mattel's total sales (from 38% in 1996 to 29% in 2000),
- understanding the growing weight and sales impact on Mattel, Inc. of consumers' opinion on social responsibility, both positively and negatively,
- aware that establishing a first-time worldwide policy as set out below will require the Board of Directors' approval,

request the Board of Directors to formulate and adopt the policy of paying to Mattel's workers, and requesting Mattel's subcontractors to pay their workers, an income substantially above today's wages, i.e. truly providing for the workers' and their dependents' food, clothing, housing, education, health care, basic transportation and adequate discretionary money.

SUPPORTING STATEMENT

The decline of sales outside of the United States in the last years, from 38% in 1996 to 29% in 2000, puts in jeopardy the international position of Mattel, Inc. and its growth prospects. New customers have to be found worldwide.

By implementing the described wage policy, the Board of Directors could, to our knowledge, make Mattel, Inc. the first manufacturing multinational corporation to follow globally the famous domestic policy of Henry Ford.

At first sight, the decision may seem both costly and unnecessary. However a closer look shows that it would reflect a sound strategy.

In terms of cost, workers' compensation is a small percentage of the product cost. The higher cost due to a large compensation increase would as a minimum be compensated by :

1) additional quality, motivation and productivity of the workers,
2) the fact that Mattel, Inc. would help create local income and new generations of consumers,
3) the free advertising such a bold policy would get, and
4) the fact that consumers in the United States and in Europe would privilege our products.

As an additional consideration, the tragic events of September 11, 2001 have made us realize the privileges we enjoy in the United States and in Europe and the dangers of growing inequalities between rich and poor nations. By making a sweeping change of policy, the Board of Directors would contribute to closing the gap.

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

VIA OVERNIGHT MAIL
March 7, 2002

Ms. Marie-Claude Hessler-Grisel
23 rue Oudinot
75007 Paris
France

Re: **Mattel 2002 Notice of Annual Meeting and Proxy Statement – Stockholder Proposal**

Dear Mr. Hessler-Grisel:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, please find enclosed one copy of the opposition statement of Mattel, Inc. to the stockholder proposal you submitted for inclusion in the 2002 Notice of Annual Meeting and Proxy Statement of Mattel, Inc.

Sincerely,

Bob Normile
Senior Vice President, General Counsel

RN/jb
Enclosure

L:\...\O'Brien\2002 Ann Mtg\Shareholder Proposals (Hessler-Grisel)

Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

March 12, 2002

Sent via overnight mail and fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Urgent Action Requested

Re: Mattel, Inc – letter of January 17

Ladies and Gentlemen:

I write to request action by the staff of the Securities and Exchange Commission against Mattel, Inc. for the Company's flagrant violation of rules involving stockholder proposals. Specifically, I request that the staff:

- Withhold its pending reply to Mattel's letter of January 17 requesting SEC "no-action" letter until the complaint described herein below is investigated,
- Recommend enforcement action if the Company omits my stockholder proposal from its proxy statement.

In the event that the staff has already acted to reply to Mattel's letter of January 17, and in so doing adopted the Company's position, please consider this letter as an appeal to the Commissioners.

I. Complaint and argument requiring action.

In its letter of January 17, and in its actions prior to and following its submission of such letter, Mattel, Inc. acted in bad faith and outside of the parameters set by SEC rules for stockholder proposals. Specifically, the company attempted through an inadequate selectively-applied mail policy, to obstruct the submission of a stockholder proposal, to prevent knowledge of the Company's request to omit a shareholder proposal's from the proxy statement from reaching the Proponent, and to prohibit, through timing, the shareholder's response to the SEC as allowed by rule 14-8(k).

II. Discussion.

I have been a Mattel, Inc. shareholder since 1997 and attended the Annual Meeting in 1997, 1999, 2000, and 2001. I submitted a first proposal in November, 1998 for which Mattel requested a no-action letter from the SEC. At the time, the law firm Latham & Watkins, representing Mattel, Inc. sent me a copy of the request, which I challenged pursuant to rule 14-8(k). I won the case and my proposal was included in the proxy statement of 1999, 2000, and 2001.

This year, contrary to prior years, the difficulty started with the filing of my proposal. An overnight mail envelope containing my proposal, sent on December 5, 2001, and addressed to Mattel, Inc. as requested by the proxy statement of May 9, 2001, page 45, came back to me unopened on December 20, 2001.

Exceptionally (and fortunately for the proposal), I also sent the proposal by fax. If it had not been for the cautionary fax sent on December 10, 2001, my proposal would not have arrived prior to the deadline. Could it be that Mattel, Inc. attempted to refuse my timely-submitted new proposal by simply returning unopened a overnight mail envelope?

Following this, I never received copy of Mattel, Inc.'s request for no-action (letter sent to SEC on January 17, 2002). I did not receive a copy, neither by fax nor by mail, despite the Company's assertion that "by copy of this letter, the Company notifies the Proponent of its intention to omit the proposal"(on page three, last paragraph, letter sent to SEC on January 17, 2002). The past practice of the Company was always to send an overnight mail envelope, or at a minimum a letter by normal mail for relatively unimportant correspondence. Furthermore, there has never been a previous lapse of this type, and there are no instances where faxes have not been received.

By not sending me simultaneously a copy of their mail, Mattel, Inc was preventing me, pursuant to Rule 14a-8(k), from submitting a reponse as soon as possible after the company made its submission.

In this unusual case, no letter was received by me until March 7. Moreover, this letter of March 7 is materially misleading in such a way that I could reasonably believe that Mattel, Inc. was confirming it had not requested SEC no-action.

The March 7 letter, covering a copy of the Company's opposition to my proposal which would be included in the Annual Meeting and Proxy Statement of Mattel, Inc., clearly implied that Mattel, Inc. had not requested the SEC no-action, and had instead decided to include the proposal, with its opposition, in the Proxy Statement.

Had I not sent a cautionary email requesting confirmation prior to this letter, I would have reasonably expected the upcoming proxy statement to include my proposal. Only in response to my initiative of sending an email requesting confirmation that Mattel had not requested the SEC's no-action letter, was I given a truthful reply today—March 12, which is approximately 42 days before the proxy statement will be mailed, and at a time when the SEC staff may be expected to reply to the Mattel, Inc. request.

If the SEC staff received the Mattel, Inc. request for no action today—as I did—the request would be rejected as late (42 days before the proxy statement will be mailed is too late according to SEC rule 14-8(j)(1)).

III. Conclusion.

Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits this stockholder proposal from its proxy materials for the 2002 Annual Meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011- 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Encl: List of appendices
Eight additional enclosures

Objet: Fax transmission failure
Date: Tue, 12 Mar 2002 00:31:04 -0800
De: "Gholson, Norman" <GHOLSONN@Mattel.com>
A: "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>
Copies à: "O'Brien, Christopher" <OBRIENCH@Mattel.com>, "Normile, Robert" <NORMILER@Mattel.com>

Dear Ms. Hessler-Grisel,

I have now taken a close look at the fax transmission confirmation for our attempted January 17, 2002 transmission of the "cc" to you of our letter to the SEC, and the transmission report indicates that the transmission did not go through to you. It also appears that the person sending the fax was attempting to transmit the fax to your telephone number instead of your fax number.

I will be following up as soon as possible with regard to the international courier package that should have also gone to you and will let you know what we find.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

CAUTION: PRIVILEGED ATTORNEY-CLIENT COMMUNICATION/ATTORNEY WORK PRODUCT. DO NOT DUPLICATE OR DISSEMINATE WITHOUT AUTHORIZATION BY SENDER.

Objet: **No evidence of courier package found**
Date: Sat, 16 Mar 2002 13:47:15 -0800
De: "Gholson, Norman" <GHOLSONN@Mattel.com>
A: "'mhessler@club-internet.fr'" <mhessler@club-internet.fr>

Dear Ms. Hessler-Grisel,

In my last message to you I told you I would follow up as to whether we have any record of a courier package sent to you on January 17, 2002 containing a hard copy of our letter to the SEC requesting no-action relief. We have not found any record of such a courier package. Although we intended to send a hard copy to you, it appears that we failed to do so due to a mistake made in the process of sending out the January 17, 2002 letter.

I apologize for this failure on our part.

Kind regards,

Norman

Norman Gholson
Senior Counsel -- Legal Department
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012
Direct telephone: 1-310-252-2130
Fax: 1-310-252-2567 or -3861
E-mail: norman.gholson@mattel.com

Juriste
23 rue Oudinot
75007 Paris
France

March 25, 2002

Sent via fax (202) 942-9525 and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

Re: Mattel, Inc's letter of January 17 and my request of March 12

Sir,

Having had now time to thoroughly review the SEC Rules on Shareholder Proposals, as amended on May 21, 1998, and the extraordinary circumstances surrounding Mattel's no-action Letter of January 17, 2002, I have come to the conclusion that no rebuttal, pursuant to Rule 14a-8(k), is required on the substance of Mattel, Inc. no-action Letter of January 17, 2002.

In effect, since my request of March 12, 2002 , Mattel, Inc. has formally acknowledged not to have sent me copy, whether by fax nor by mail, of its January 17, 2002 no-action Letter, thus failing to meet the requirements of SEC Rule 14a-8(j)(1).

Therefore, I respectfully request the Staff to declare the no-action Letter of January 17, 2002 fatally flawed and to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the inclusion of the Proposal from its proxy materials for the 2002 Annual Meeting.

I. Enforcement of the SEC rules

The only question is if Mattel's no-action Letter of January 17 is formally receivable by the Securities and Exchange Commssion in view of the fact that Mattel, Inc. has failed to send me a required notice of its no-action Letter and has made misleading representations (deceiving me by sending its response of March 7, 2002, to my Proposal, for inclusion in the proxy statement for the annual meeting, without any indication or mention that the Proposal had been challenged in a no-action letter) to prevent rebuttal of its protest letter. Failing here, as Mattel, Inc. admits it has done, is failing to meet Rule 14a-8(j)(1) which states unequivocally that "the company must simultaneously provide you [the shareholder proponent] with a copy of its submission" and is one of the procedural rules that the Securities and Exchange Commission has established in order to *aid shareholders*.

The rule that was ignored by Mattel, Inc. has two purposes: give the proponent enough time to rebut a challenge by a company, and allow the Securities and Exchange Commission a balanced review in cases of disputed proposals. Here none of the purposes can be achieved due to the failing of Mattel, Inc.

At the occasion of my first proposal in 1999, I noticed that Mattel, Inc. and the Securities and Exchange Commission insisted on the strictest interpretation of the SEC rules (a minimum of 2000 dollars in market value). I had had 50 shares for over 12 months but during the 60 days prior to the date of the submission, argued Mattel's lawyer, the closing price of the stock never reached the $40 required for fulfilment of Rule 14a-8(b)(1). The highest closing price being $39 5/8, I would have failed by $18,75. The Securities and Exchange Commission then required a chart showing the high and low prices during the 60 days. It turned out that the highest price was $40 1//2. By $25, I met the requirement. No doubt that had I failed, even by the slightest margin, my proposal would have been dismissed without further argumentation.

Considering the strict interpretation of 1999, I am wondering what would have happened to my 2002 Proposal, which was sent on time by express mail from Paris, France, but was returned to me unopened by Mattel, Inc. had I not sent a cautionary fax on the day of the deadline. I strongly suspect that my Proposal would have been considered by Mattel, Inc. as failing the deadline requirement and dismissed by them as such.

The no-action Letter of January 17, 2002 must be considered as fatally flawed because the deficiency cannot be remedied. The fact that Mattel, Inc. did acknowledge to have failed to comply with Rule 14a-8(j)(1) and did apologize for its failing is no remedy.

Strict enforcement of the SEC procedural rules is the only way to avoid uncertainty – this all the more when the rules leave no room for interpretation. Individual shareholders, whose means are incomparably smaller than those of the companies they own, must be able to rely on these procedures even more than the companies themselves.

II. Conclusion.

Therefore, I respectfully request the Staff to recommend enforcement action to the Securites and Exchange Commission if Mattel, Inc. omits the Proposal from its proxy materials for the 2002 Annual meeting.

Copy of this letter and of the additional enclosures is sent to Mr Normile, Senior Vice President and General Counsel of Mattel, Inc.

You may contact me at telephone 011- 33 1 47 34 83 52 if you have any questions regarding this matter.

Very truly yours,

Marie-Claire Heller-Graf

Encl: list of appendices
Four additional enclosures

April 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 17, 2002

The proposal requests that Mattel adopt a policy of paying its workers and requesting that its subcontractors pay their workers, an income "substantially above today's wages."

There appears to be some basis for your view that Mattel may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7), as relating to ordinary business matters, (i.e., general employee compensation). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel

TOTAL P.03